February 3, 2009

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Chris White
Re:	Responses to the Securities and Exchange Commission

Staff Comments dated January 27, 2009, regarding

Eldorado Gold Corporation

Form 40-F for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comment set forth in the January 27, 2009 letter regarding the above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 (File No. 001-31522). For your convenience, the staff’s comment is included below.

Our response is as follows:

Form 40-F for the fiscal year ended December 31, 2007

Depletion, Depreciation and Amortization, page 8

Staff Comment No. 1.

We note your response to our prior comment 5. We also note that the amortization amount not recorded in the amount of $360,800 for 2006 represents approximately 11% of your net income in 2006. Tell us how you concluded your shareholders were giving value to your stock based on your existing assets and future production and not in your results of operations in 2006. In this respect, clarify how you evaluated the impact of the error on net income in fiscal year 2006 as part of our overall materiality analysis. Therefore, we reissue our request for your SAB 99 analysis that supports your conclusion the amortization expense would have been immaterial for US GAAP purposes for fiscal year 2006.

Securities and Exchange Commission

February 3, 2009

Eldorado Gold’s Response:

In evaluating the impact of the adjustment to correct the error on net income for fiscal year 2006, we considered not only the impact of the adjustment in relation to the net income for the year, but also the impact on the net income for the year as it compares to the net loss for the fiscal year 2005. We believe our shareholders assess the performance of the Company not only by considering the net income for the year, but also by comparing the net earnings from one year with the previous year.

We also believe that our shareholders consider not only the Company’s performance for the year, but also the stage of the Company’s operations at the time the shareholder makes such assessment. As at December 31, 2006 the Kisladag mine in Turkey had completed its first six months of production, the Tanjianshan mine in China was under construction and our Sao Bento mine in Brazil was in its last full year of production. As a result of these factors, we believe that there was an acknowledgement by our shareholders that 2006 was a transitional year and accordingly they would have placed less emphasis on the earnings for fiscal year 2006 in isolation when considering their investment decisions.

The net income for fiscal year 2006 as reported was $3,300,000, which represents an increase in profit of $52,426,000 from the net loss for fiscal year 2005 of $49,126,000. The amortization amount that would have been recorded for fiscal year 2006 is $360,800, which represents 11% of the net income for the fiscal year 2006, however, adjusting this amount would have less than a 0.1% impact on the increased profit in fiscal year 2006 compared to fiscal year 2005.

When earnings per share are considered, adjusting the fiscal year 2006 figures to reflect an adjustment of $360,800 would have impacted the earnings per share by 0.1 cent and would have left basic and diluted earnings per share unchanged at 1 cent per share.

With respect to the impact on the balance sheet, the adjustment would represent just 0.1% of mining interests of $311 million at December 31, 2006.

We would also point out that our earnings for fiscal year 2007 were $35.4 million, which further supports our contention that fiscal year 2006 was a year of transition for the Company.

With respect to the nature of the potential adjustment, we took into account the fact that this is a non-cash item that relates to a non-core part of our ongoing business and we considered that, as a result of these factors, a shareholder or potential investor would consider such an adjustment not to be material to their understanding of our results and financial position.

The above comments relating to the Canadian GAAP results and financial position of the Company for fiscal year 2006 apply equally to the impact on the results and financial position of the Company in accordance with US GAAP.

Based on the analysis above, we concluded that it is highly unlikely that the judgment of a reasonable person relying upon the fiscal year 2006 financial statements would have been changed or influenced by the inclusion or correction of this item.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

Securities and Exchange Commission

February 3, 2009

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604 601 6661.

Sincerely,

Eldorado Gold Corporation

/s Earl W. Price

Earl W. Price

Chief Financial Officer